DP 9/4/12



SECURITIE[illegible] 12062803 [illegible]EC

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9/13/12

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07\01\2011 (MM/DD/YY) AND ENDING 06\30\2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOWERS WATSON CAPITAL MARKETS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 MADISON AVENUE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDITH L. PRAGER (212)309-3961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

1750 TYSONS BOULEVARD (Address) MCLEAN (City) VIRGINIA (State) 22102-4219 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 9/19/12

OATH OR AFFIRMATION

I, JUDITH L. PRAGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TOWERS WATSON CAPITAL MARKETS INC., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEAH IBERAL
Notary Public, State of New York
No. 01IB6226343
Qualified in New York County
Term Expires August 9, 2014

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Towers Watson Capital Markets, Inc.

Financial Statements

As of and for the Fiscal Year Ended June 30, 2012

Supplemental Schedule as of June 30, 2012

And Independent Auditors' Report

Towers Watson Capital Markets, Inc.

Table of Contents



Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Towers Watson Capital Markets, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Towers Watson Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of Towers Watson & Co., as of June 30, 2012, and the related statement of operations, cash flows, and changes in shareholder's investment for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Towers Watson Capital Markets, Inc. at June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplemental schedule 1 listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management and was derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedule has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedule directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte + Touche LLP

August 28, 2012

Towers Watson Capital Markets, Inc.
Statement of Financial Condition
As of June 30, 2012

ASSETS

Assets:	
Cash	$ 4,478,109
Security deposits	17,506
Receivable from Parent	437,875
Clearing deposits	500,008
Total Assets	**$ 5,433,498**

LIABILITIES AND SHAREHOLDER'S INVESTMENT

Liabilities:	
Accounts payable and accrued liabilities	$ 276,411
Payable to Parent	288,716
Deferred income taxes, net	6,127
Total liabilities	571,254
Shareholder's investment:	
Common stock, $0.001 par value; 1,000 shares issued and outstanding	1
Additional paid-in capital	6,999,999
Accumulated deficit	(2,137,756)
Total shareholder's investment	4,862,244
Total Liabilities and Shareholder's Investment	**$ 5,433,498**

See accompanying notes to financial statements.

Towers Watson Capital Markets, Inc.
Statement of Operations
For the Fiscal Year Ended June 30, 2012

Revenue		
Commissions	$	145,535
Reimbursed client expenses		129,663
Consulting services		1,072
Total revenue		276,270
Expenses		
Compensation and benefits		309,600
General and administrative		471,020
Professional and subcontracted services		320,160
Total expenses		1,100,780
Operating loss		(824,510)
Other non-operating income:		
Interest income		255
Net loss before income taxes		(824,255)
Income tax benefit		288,321
Net loss	**$**	**(535,934)**

See accompanying notes to financial statements.

Towers Watson Capital Markets, Inc.
Statement of Changes in Shareholder's Investment
For the Fiscal Year Ended June 30, 2012

	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total Shareholder's Investment
Balance as of July 1, 2011	$ 1	$ 6,999,999	$ (1,601,822)	$ 5,398,178
Net loss	-	-	(535,934)	(535,934)
Balance as of June 30, 2012	**$ 1**	**$ 6,999,999**	**$ (2,137,756)**	**$ 4,862,244**

See accompanying notes to financial statements.

Towers Watson Capital Markets, Inc.
Statement of Cash Flows
For the Fiscal Year Ended June 30, 2012

Cash Flows from Operating Activities:		
Net loss	$	(535,934)
Adjustments to reconcile net loss to net cash used in operating activities:		
Reversal of bad debt expense		(2,456)
Provision for deferred income taxes		2,500
Changes in assets and liabilities:		
Increase in security deposits		(3,433)
Decrease in accounts receivable		37,880
Decrease in receivable from Parent		12,517
Increase in accounts payable and accrued liabilities		6,589
Increase in payable to Parent		243,714
Net cash used in operating actitivities		**(238,623)**
Net decrease in cash and cash equivalents		(238,623)
Cash, beginning of period		4,716,732
Cash, end of period	**$**	**4,478,109**

See accompanying notes to financial statements.

Towers Watson Capital Markets, Inc.
Notes to Financial Statements
June 30, 2012

1) Summary of Significant Accounting Policies

Towers Watson Capital Markets, Inc. (the Company), a wholly-owned subsidiary of Towers Watson, & Co. (Towers Watson or the Parent), is a broker and dealer of securities. Rule 17a-5 of the Securities Exchange Act of 1934 requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission). The Company offers services in risk securitization and financial risk transfer transactions, and asset risk management. The Company's fiscal year ends on June 30.

Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Security and Clearing Deposits

Clearing deposits held at June 30, 2012 represent an amount paid by the Company to Pershing LLC (Pershing) for the use of Pershing's securities clearance and settlement services. Pursuant to exemption (k)(2)(ii) of Rule 15c3-3, the Customer Protection Rule, the Company is exempt from holding capital against customer deposits since it clears all customer transactions through another broker-dealer (Pershing) on a fully-disclosed basis. As part of the agreement with Pershing, the Company is required to pay a minimum of $25,000 per quarter security deposit or the total of the fees charged for each transaction, whichever is greater. The clearing deposit acts as collateral against the Company defaulting on Pershing's bills and is refundable to the Company at the end of the contract. As of June 30, 2012, the Company had security deposits of $17,506 and clearing deposits of $500,008.

Fair Value of Financial Instruments

The carrying amount of our cash, security deposits, clearing deposits, receivable from Parent, accounts payable and payable to Parent approximate fair value because of the short term maturity and/or liquidity of those instruments.

Revenue Recognition

Commissions – Compensation for investment trades executed on behalf of clients is earned on a trade-date basis. Commissions are calculated as stipulated in the contracts with our clients, either on an agreed upon rate or as the difference between the buyer and seller price for trades executed for clients.

Reimbursed client expenses – Reimbursed client expenses are costs directly incurred by the Company on behalf of clients and reimbursed by them, with such reimbursements being included in revenue as well as in general and administrative expenses or professional and subcontracted

services in the accompanying statement of operations. The Company accounts for reimbursed expenses as revenue since the Company is the primary obligor with respect to purchasing the goods and services, the Company has discretion in selecting the supplier, and bears the credit risk for purchasing the goods and services.

Consulting Services – Revenue includes fees primarily generated from consulting services provided. We recognize revenue from these consulting engagements when hours are worked, either on a time-and-expense basis or on a fixed-fee basis, depending on the terms and conditions defined at the inception of an engagement with a client. We have engagement letters with our clients that specify the terms and conditions upon which the engagements are based. These terms and conditions can only be changed upon agreement by both parties. Individual consultants' billing rates are principally based on a multiple of salary and compensation costs.

Revenue for fixed-fee arrangements, which span multiple months, is based upon the percentage of completion method. Revenue recognition for fixed-fee engagements is affected by a number of factors that change the estimated amount of work required to complete the project such as changes in scope, the staffing on the engagement and/or the level of client participation. The periodic engagement evaluations require us to make judgments and estimates regarding the overall profitability and stage of project completion that, in turn, affect how we recognize revenue. We recognize a loss on an engagement when estimated revenue to be received for that engagement is less than the total estimated direct and indirect costs associated with the engagement. Losses are recognized in the period in which the loss becomes probable and the amount of the loss is reasonably estimable. We have experienced certain costs in excess of estimates from time to time. Management believes that it is rare, however, for these excess costs to result in overall project losses.

Interest Income

Interest income includes interest on cash held by the Company.

Income Taxes

The Company follows an asset and liability approach to the recognition of deferred tax assets and liabilities related to the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against net deferred tax assets, when, in the judgment of management, it is more likely than not that such net deferred tax assets will not become realizable.

2) Net Capital

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness." Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. The Company had a ratio of aggregate indebtedness to net capital of approximately .13 to 1 as of June 30, 2012, and exceeded the net capital requirement of $38,084. Aggregate indebtedness and net capital, as defined, were $571,254 and $4,406,863, respectively, at June 30, 2012.

3) Exemptive Provisions

The Company is exempt from the requirements of Rule 15c3-3 under section k(2)(ii) of Rule 15c3-3.

4) Related Parties

Towers Watson pays certain direct expenses on behalf of the Company. In addition, employees of Towers Watson provide services to the Company such as bookkeeping and legal services. These costs are provided as part of a service level agreement. For the fiscal year ended June 30, 2012 such charges totaled $155,424 and are included in general and administrative expenses. Total direct expenses charged to the Company from Towers Watson for the fiscal year ended June 30, 2012 were $750,040 and are classified as compensation and benefits expenses, general and administrative expenses and professional and subcontracted services expenses on the accompanying statement of operations. These direct expenses include charges under the aforementioned service level agreement, compensation and benefit charges for employees who work for the Company, and other miscellaneous expenses. These charges are settled at least quarterly.

Receivables from Parent include various amounts receivable from Towers Watson which will be settled separately from the Payable to Parent. These amounts primarily include a current tax receivable (see Note 5) and $129,663 related to reimbursed client expenses paid by the Company as part of a co-sourced arrangement with Towers Watson. In accordance with the terms of the arrangement, these amounts were paid by the client to Towers Watson who will in turn remit them to the Company.

5) Income Taxes

Components of income tax (benefit) expense for the fiscal year ended June 30, 2012 was as follows:

Current tax benefit:		
Federal	$	(290,821)
State		–
	$	(290,821)
Deferred tax expense:		
Federal	$	2,500
State		–
		2,500
Total provision for income taxes	$	(288,321)

The income of the Parent and all of its domestic subsidiaries, including the Company, are included in the filing of a consolidated federal tax return, however the Company files a separate state tax return. The Company's share of the consolidated income taxes is determined using a modified "separate-return" approach. Under this method of allocation, the Company determines current and deferred tax expense or benefit for the period as if the Company was filing a separate tax return. The Company's policy is to recognize a current income tax benefit for federal net operating losses when generated as these losses are utilized by the Parent and domestic subsidiaries. The net current federal tax benefit resulting from taxable losses incurred by the Company are recognized as a net income tax receivable from the Parent. The income tax receivable from the Parent totaled $290,821 at June 30, 2012.

Net deferred tax liabilities of the Company totaled $6,127 as of June 30, 2012. Included in this total are state deferred tax assets (net of federal benefit) in the amount of $102,387, primarily related to state tax loss carryforwards, for which the Company has established a full valuation allowance. The realizability of deferred tax assets is dependent upon various factors, including the generation of future taxable income, the existence of taxes paid and recoverable, the reversal of deferred tax liabilities, and tax planning strategies.

Schedule 1

Towers Watson Capital Markets, Inc.
June 30, 2012

Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital - Total shareholder's investment qualified for net capital	$	4,862,244
Deductions and or charges:		
Non-allowable assets - Unsecured receivables		455,381
Net capital before haircuts on securities positions	$	4,406,863
Haircuts and undue concentration on securities computed pursuant to Rule 15c3-1:		-
Net capital	$	4,406,863

Computation of Aggregate Indebtedness

Aggregate indebtedness:		
Accounts payable and accrued liabilties	$	276,411
Payable to Parent		288,716
Deferred income taxes		6,127
Total aggregate indebtedness	$	571,254

Computation of Basic Net Capital Requirement

Minimum capital required to be maintained (6-2/3% of aggregate indebtedness)	$	38,084
Net capital in excess of requirements	$	4,368,779
Ratio of aggregate indebtedness to net capital		0.13

Reconciliation between the net capital as computed above and that originally reported by the Company in its unaudited Part II of Form X-17A-5

Net capital, as reported in the Company's unaudited FOCUS Report	$	4,649,324
Decrease in shareholder's investment		83,839
Increase in unsecured receivables		(326,300)
Net capital per above	$	4,406,863



Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

August 28, 2012

To the Board of Directors and Shareholder of
Towers Watson Capital Markets, Inc.
New York, New York

In planning and performing our audit of the financial statements of Towers Watson Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of Towers Watson & Co. as of and for the year ended June 30, 2012 (on which we issued our report dated August 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP